GRB FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016 (NOTE 1)

## ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash | $ | 58,263 |
| Receivable from dealers | | 9,000 |
| Total current assets | | 67,263 |
| PROPERTY AND EQUIPMENT, AT COST: | | |
| Net of depreciation (Note 2) | | 0 |
| Total Assets | $ | 67,263 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accounts payable and accrued liabilities | $ | 0 |
| Total current liabilities | | 0 |
| MEMBERS' EQUITY | | |
| Member units, no par value, 100 units Authorized issued and outstanding | | 30,004 |
| Retained earnings | | 37,259 |
| Total members' equity | | 67,263 |
| Total Liabilities and Members' Equity | $ | 67,263 |

The accompanying notes are an integral part
of these financial statements.